UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

EMS TECHNOLOGIES, INC.

(Name of Subject Company)

EMS TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

26873N108

(CUSIP Number of Class of Securities)

Dr. Neilson A. Mackay

President and Chief Executive Officer

EMS Technologies, Inc.

660 Engineering Drive
Norcross, Georgia 30092

(770) 263-9200

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley	Stephen Fraidin
Anne M. Cox	Yi (Claire) Sheng
King & Spalding LLP	Kirkland & Ellis LLP
1180 Peachtree Street, N.E.	601 Lexington Avenue
Atlanta, Georgia 30309	New York, New York 10022
(404) 572-4600	(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by EMS Technologies, Inc., a Georgia corporation (the “Company”), relating to the tender offer disclosed in the Schedule TO, dated June 27, 2011, filed by Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent”), pursuant to which Purchaser is offering to purchase all the issued and outstanding shares of the Company’s common stock, par value $0.10 per share, including the associated common stock purchase rights, at a purchase price of $33.00 per share (the “Offer Price”), net to the holder in cash, subject to any applicable withholding taxes and without interest, and otherwise upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”).

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the final paragraph under “Antitrust Laws—Other Foreign Laws” on page 44 of the Schedule 14D-9:

“On August 4, 2011, the required waiting period under the Competition Act (Canada) expired and Parent received a no-action letter from the Commissioner of Competition. Previously, early termination of the applicable waiting period under the HSR Act was granted and Parent received the required antitrust approval in Austria. As a result, the condition of the consummation of the Offer relating to the termination or expiration of required waiting periods, and receipt of required approvals, under the HSR Act and the applicable antitrust laws of Austria and Canada has been satisfied. The Offer continues to be conditioned upon, among other things, obtaining approvals of the Federal Communications Commission.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

EMS TECHNOLOGIES, INC.

By:	/s/ GARY B. SHELL Name: Gary B. Shell Title: Senior Vice President and Chief Financial Officer

Dated: August 5, 2011